SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                          SCHEDULE  14D-1/A

       Tender offer statement pursuant to section 14(d)(1) of the
                   Security Exchange Act of 1934

                           (Amendment No. 2)

                      JACKPOT ENTERPRISES, INC.
                 (Name of subject company [Issuer])

                      JACKPOT ACQUISITION CORP.
                               (Bidder)

                            COMMON STOCK
                   (Title of Class of Securities)

                               466392
                (CUSIP Number of Class of Securities)

    Mr. Tim Noyle, Las Vegas Entertainment Network, Inc.
    1801 Century Park East, 23rd Floor, Los Angeles, CA 90067
    (310) 551-0011
    (Name,Address and Telephone Number of Person Authorized to Receive
     Notices and Communications on Behalf of Bidder)

                      Calculation of Filing Fee

     Transaction valuation: $ 95,051,000.00  Amount of filing fee*: $19,010.20
  * Computed by multiplying number of shares outstanding (8,641,000) by $11.00 per share, times 0.0002.

    Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or Schedule and the date of its filing. Not applicable.

    Note: The remainder of this cover page is only to be completed if this
    Schedule 14D-1 (or amendments thereto) is being filed, inter alia, to satisfy the reporting requirements of section 13(d) of the Securities Exchange Act of 1934.
    See General Instructions D, E, and F to Schedule 14D-1.

*The remainder of this cover page shall be filled out for a person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see Notes)
_______________________________________________________________________________
1. Name of Reporting Persons: JACKPOT ACQUISITION CORP., a wholly owned subsidiary of Las Vegas Entertainment Network formed solely to accomplish this acquisition.

   I.R.S. Identification of Above Persons (Entities only): 94-3125854
_______________________________________________________________________________
2. Check the appropriate box if a Member of a Group (See Instructions)
      a.
   X  b. Not a Member of a Group.
_______________________________________________________________________________
3. SEC Use Only________________________________________________________________
_______________________________________________________________________________
4. Source of Funds (See Instructions) Loan (See Investment Agreement and
   U. S. Guarantee Corp. commitment attached as Exhibits)
_______________________________________________________________________________
5. Check if Disclosure of Legal Proceedings is Required Pursuant to
   Items 2(e) or 2(f). Not applicable.
_______________________________________________________________________________
6. Citizenship or Place of Organization: Nevada
_______________________________________________________________________________
7. Aggregate Amount Beneificially Owned by Each Reporting Person: -0-
_______________________________________________________________________________
8. Check if the Aggregate Amont in Row 7 Excludes Certain Shares
   (See Instructions). Not applicable.
_______________________________________________________________________________
9. Percent of Class Represented by Amount in Row 7: -0-
_______________________________________________________________________________
10. Type of Reporting Person (See Instructions): CO
_______________________________________________________________________________

                        END OF COVER PAGE

Item 1. Security and Subject Company

     (a) The name of the subject company is: JACKPOT ENTERPRISES, INC. The address of its principal executive offices is:
         1110 Palms Airport Drive
         Las Vegas, NV 89119

     (b) The exact title and the number of shares outstanding of the class of securities being sought is: Common Stock, 8,641,000 shares.

     (c) The principal market in which such securities are traded is the New York Stock Exchange. The high and low sales prices for each quarterly period for the past two years are as follows:

         Fiscal 1998      High   Low          Fiscal 1999    High   Low

         1st Quarter      12.19  10.63        1st Quarter    12.56  9.58
         2nd Quarter      13.00  10.75        2nd Quarter    11.50  9.13
         3rd Quarter      13.94  11.00        3rd Quarter    9.63   7.63
         4th Quarter      13.19  11.75        4th Quarter    9.00   7.50

Item 2. Identity and Background

     The name of the person filing this statement is JACKPOT ACQUISITION CORP., a Nevada corporation, formed solely for the purpose of effectuating the acquisition of JACKPOT ENTERPRISES, INC., by LAS VEGAS ENTERTAINMENT NETWORK, INC., a Delaware corporation. JACKPOT ACQUISITION CORP. and LAS VEGAS ENTERTAINMENT NETWORK, INC. are both located at 1801 Century Park East,
Suite 2300, Los Angeles, California 90067. JACKPOT ACQUISITION CORP. does not operate any other business, and has not been a party to any litigation or civil proceeding of a judicial or administrative body of competent jurisdiction, and is not subject to any judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violations of such laws.

Item 3. Past Contacts, Transactions or Negotiations with the Subject Company

      There have been absolutely no past contacts, transactions or negotiations with the Subject Company or any of its affiliates (whether or not corporate), or any of its, or any of its affiliates' (whether or not corporate), executive officers, or directors.

Item 4. Source and Amount of Funds or Other Consideration

      The source of funds to be used to finance the purchase of securities for which the tender offer is being made is set forth in the Investment Agreement attached to this Schedule and by this reference included herein as though set forth in full hereat.

Item 5. Purpose of the Tender Offer and Plans or Proposals of the Bidder

      The purpose of the Tender Offer is to acquire the subject company as a going business. The bidder proposes to maintain the business as presently constituted, and has no extraordinary corporate transactions planned; nor does it contemplate a sale of a material amount of assets of the subject company or any of its subsidiaries. The present Board of Directors and management will be reviewed with the intent to retain as many of the present personnel as possible. No changes in capitalization or dividend policy are presently contemplated, nor are any changes in the subject company's corporate structure of business, or stock exchange listing presently contemplated. The bidder does not intend to terminate any registration of equity securities pursuant to section 12(g)(4) of the Act.

Item 6. Interest in Securities of the Subject Company

      There are no shares of any securities beneficially owned by any person identified in Item 2 of this Schedule; nor have there been any transactions involving any such securities by any such person, or by any officer, director or subsidiary of any such person.

Item 7. Contracts, Arrangements, Understandings or Relationships with Respect to the Subject Company's Securities

      There are no contracts, arrangements, understandings or relationships with respect to the subject company's securities by the bidder, or any of its officers, directors, or subsidiaries.

      HOWEVER, THIS TENDER OFFER IS SUBJECT TO THE PRIOR APPROVAL OF
      NEVADA GAMING REGULATORS, AND SUCH APPROVAL HAS NOT YET BEEN GIVEN. SUCH APPROVAL IS A CONDITION PRECEDENT TO THE PURCHASE OF ANY SECURITIES BY THE BIDDER.

Item 8. Persons Retained, Employed or to be Compensated

      There are no persons or classes of persons employed, retained or to be compensated by the bidder in connection with the tender offer.

Item 9. Financial Staements of Certain Bidders

      The current financial statement of the bidder's parent company, LAS VEGAS ENTERTAINMENT NETWORK INC., is as follows:

               LAS VEGAS ENTERTAINMENT NETWORK, INC. AND SUBSIDIARIES

                             CONSOLIDATED BALANCE SHEETS

                                                     JULY 31,       OCTOBER 31,
                                                        1999           1998
                                                         (UNAUDITED)
                         ASSETS
 CURRENT ASSETS
   CASH AND CASH EQUIVALENTS                       $    177,619   $    553,525
   TRADING SECURITIES                                    19,977        106,199
                                                   -------------  -------------

     TOTAL CURRENT ASSETS                               197,596        659,724

  INVESTMENT IN & ADVANCES TO INTERNATIONAL
  THOROUGHBRED BREEDERS INC. - Note 2                 3,500,000      3,500,000

  OTHER INVESTMENTS & ADVANCES                          100,000        100,000

   PROPERTY AND EQUIPMENT
      net of accumulated depreciation
      of $294,675 (1999) and $259,547(1998)              54,574         89,404

    DEPOSITS AND OTHER - Note 6                       3,000,000         56,652
                                                   -------------  -------------

                                                   $  6,852,170   $  4,405,780
                                                   =============  =============


 LIABILITIES AND STOCKHOLDERS' EQUITY

  CURRENT LIABILITIES
    ACCOUNTS PAYABLE AND ACCRUED EXPENSES          $    243,174   $    308,181
    ACCRUED OFFICERS SALARY                             105,812
    LOAN PAYABLE, OFFICER - Note 4                      443,080
                                                   -------------  -------------

  TOTAL CURRENT LIABILITIES                             792,066        308,181

  ACCRUED OFFICER'S BENEFITS - Note 3                         -        294,379

  STOCKHOLDERS' EQUITY (NOTE 5)
    PREFERRED STOCK - SERIES A, AUTHORIZED 30,000,000
        SHARES, $.001 PAR VALUE; NONE OUTSTANDING             -              -
    COMMON STOCK - AUTHORIZED 50,000,000
     SHARES,  $.001 PAR VALUE; ISSUED AND
     OUTSTANDING 6,537,667 SHARES (1999)
     AND 1,831,167 (1998)                               130,750         36,620
    ADDITIONAL PAID-IN CAPITAL                       53,504,202     48,459,312
    LONG TERM INVESTMENT RESERVE                              -     (2,400,000)
    DEFICIT                                         (47,574,848)   (42,292,712)
                                                   -------------  -------------

   TOTAL STOCKHOLDERS' EQUITY                         6,060,104      3,803,220
                                                   -------------  -------------

                                                   $  6,852,170   $  4,405,780
                                                   =============  =============

    The accompanying notes are an integral part of these consolidated financial statements.



                   LAS VEGAS ENTERTAINMENT NETWORK, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)


                       Three Months Ended July 31,  Nine Months Ended July 31
                        --------------------------  --------------------------
                            1999          1998          1999          1998
                        ------------  ------------  ------------  ------------

REVENUES                $        -    $          -  $         -   $         -
                        ------------  ------------  ------------  ------------
 COSTS AND EXPENSES
  El Rancho Costs - Note 2                                             142,205
  Research & Development      16,250       290,137       108,250       361,814
  Write-off of Investment
      in ITB - Note 2             -             -             -      2,400,000
  General & Administrative 1,237,169     1,002,023     2,793,914     2,381,401
                         ------------  ------------  ------------  ------------

 TOTAL COSTS AND EXPENSES  1,253,419     1,292,160     5,444,369     2,743,215
                         ------------  ------------  ------------  ------------


  LOSS BEFORE OTHER
   INCOME AND (CHARGES)   (1,253,419)   (1,292,160)   (5,444,369)   (2,743,215)

 OTHER INCOME AND (CHARGES):
   Interest Income               402        31,200         5,763       124,348
   Gain (Loss) on Trading
     Securities              (27,400)      (13,310)       43,847       105,573
   Other Charges                          (155,000)      115,892      (731,799)
   Interest and Finance Costs   (365)      (21,512)       (3,269)      (60,287)
                          ------------  ------------  ------------  ------------

 TOTAL OTHER INCOME
   AND (CHARGES)             (27,363)     (158,622)      162,233      (562,165)
                          ------------  ------------  ------------  ------------


 NET LOSS                $(1,280,782)  $(1,450,782)  $(5,282,136)  $(3,305,380)
                          ============  ============  ============  ============


 WEIGHTED AVERAGE NUMBER
  OF SHARES OF COMMON
  STOCK OUTSTANDING        4,934,532     1,744,917     3,720,111     1,744,917
                          ============  ============  ============  ============


 LOSS PER SHARE
  OF COMMON STOCK        $     (0.26)  $     (0.65)  $     (1.42)  $     (1.89)
                          ============  ============  ============  ============

    THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED
    FINANCIAL STATEMENTS.



                  LAS VEGAS ENTERTAINMENT NETWORK, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

                        NINE MONTHS ENDED JULY 31, 1999 (UNAUDITED)


                  COMMON  STOCK                 UNREALIZED
                            ADDITIONAL    LOSS ON
      NUMBER                PAID-IN     LONG-TERM
    OF SHARES   AMOUNT      CAPITAL     INVESTMENT      DEFICIT        TOTAL
    ---------  --------  -----------  ------------  -------------  ------------

BALANCE - NOVEMBER 1, 1998
    1,831,167  $ 36,620  $48,459,312  $(2,400,000)  $(42,292,712)  $ 3,803,220

Common Stock issued for services
    1,456,500    29,130    1,812,390                                 1,841,520

Sales of Common Stock
      250,000     5,000      292,500                                   297,500

Common Stock Issued for Acquisitions
    3,000,000    60,000    2,940,000                                 3,000,000

Realization of loss on ITB Securities   2,400,000                    2,400,000

Net Loss for the nine months ended July 31, 1999      (5,282,136)   (5,282,136)

BALANCE - JULY 31, 1999
   $6,537,667  $130,750  $53,504,202                           -  $(47,574,848)
   =========  ========  ===========  ============  =============  ============

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL
  STATEMENTS.



               LAS VEGAS ENTERTAINMENT NETWORK, INC. AND SUBSIDIARIES

                 CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)


                                            FOR THE NINE MONTHS ENDED JULY 31,
                                            ---------------------------------

                                                    1999              1998
                                             -------------------  ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Loss                                     $       (5,282,136)  $(1,854,598)
Gain from Marketable Securities                         (43,492)     (118,883)
Loss on ITB Securities                                2,400,000
Issuance of Stock for Services                        1,841,520
Depreciation                                             34,830        33,311
Adjustments to reconcile net loss to net
Cash used in operating activities:
    Increase (Decrease) in;
      Accounts Payable                                  (65,007)       39,806
      Interest Payable                                        -        38,775
      Accrued Officer's Salaries                        105,812      (419,843)
      Accrued Officer's Benefits                       (294,379)       62,000
                                             -------------------  ------------
CASH USED IN OPERATING ACTIVITIES                    (1,302,852)   (2,219,432)

CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of Trading Securities                                      (29,704)
  Sale of Trading Securities                            129,714
  Advances to Nordic Gaming                                          (102,446)
  Advances on Airplane Deposits
  Colllections on Airplane Deposits                      56,652
  Collections from ITB Inc.                                   -        50,245
  Investments & Advances - Other                              -      (200,000)
  Decrease in Deposits and Other                              -       446,323
  Acquisition of Property and  Equipment                      -       (14,122)
                                             -------------------  ------------
CASH PROVIDED BY INVESTING ACTIVITIES                   186,366       150,296

CASH FLOWS FROM FINANCING ACTIVITIES:
   Issuance of Stock for Cash                           297,500
  Advances from Officer                                 443,080
  Repayment of  Notes Payable                                            (505)
                                             -------------------  ------------
 CASH PROVIDED BY (USED IN) FINANCING                   740,580          (505)

ACTIVITIES

DECREASE IN CASH                                       (375,906)   (2,069,641)

CASH BALANCE - BEGINNING                                553,525     2,399,491
                                             -------------------  ------------
CASH BALANCE - ENDING                        $          177,619   $   329,850
                                             ===================  ============

SUPPLEMENTAL INFORMATION OF NON-CASH Transactions
- -------------------------------------------------
On July 15, 1999, the Company issued 3,000,000 shares of stock valued at
$3,000,000 in contemplation of an acquisition closing.

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL
  STATEMENTS.


                      LAS VEGAS ENTERTAINMENT NETWORK INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

1.  SUMMARY OF BUSINESS, GOING CONCERN AND SIGNIFICANT ACCOUNTING POLICIES

    Background - Las Vegas Entertainment Network, Inc. ("LVEN" or "the Company") was incorporated in October 1990, and is engaged in the business of acquiring, developing and operating media and communications businesses and gaming facilities including real estate redevelopment. The Company has also identified a major business opportunity for the distribution of bingo machines in Brazil, when if implemented, for which there can be no assurance, will substantially alter the direction of the Company. The Company is also investigating other potential businesses for acquisition in the entertainment, gaming, lodging, and communications industries.

    The accompanying unaudited financial statements include the accounts of LVEN, and its wholly owned subsidiaries Las Vegas Communications Corp. ("LVCC"), Casino-Co Corporation, Casino Co. Ltda., Pacific DNS, Inc, and its majority-owned subsidiary, Electric Media Company Inc. (EMC). All significant intercompany transactions and balances have been eliminated. Going Concern - The accompanying financial statements have been prepared on a going concern basis which contemplates the realization of assets and liabilities in the normal course of business. For the nine months ended July 31, 1999 and the year ended October 31, 1998, the Company experienced net losses of $5,282,136 and $4,754,530, respectively, and has experienced operating losses since its inception. The Company anticipates that it will continue to experience significant losses and significant cash shortages as it continues working on its development plans.

    The Company's capital requirements have been and will continue to be significant. The Company's cash requirements to date have been funded from proceeds received in connection with the sale of shares of its common stock, warrants and short-term borrowings. At July 31, 1999, the Company had cash and cash equivalents of $177,619 and trading securities of $19,977. The Company's current monthly operating cash requirements are approximately $50,000 to $75,000, composed of general and administrative expenses, salary and consulting fees, legal and professional fees, marketing and travel costs. In addition, the Company may be required to fund, or obtain financing for; (i) the acquisition of up to 1,000 electronic bingo machines per month (up to 10,000 machines in total) that cost approximately $10,000 each to meet delivery requirements to MG Entertainment under the Company's agreement with them, and (ii) $5,500,000 to fund the acquisition of a fifty percent interest in Sulmatic, a Brazilian corporation which currently operates approximately 500 electronic gaming machines throughout Brazil. Under the terms of the Sales Contract, the Company is required to pay Three Million Dollars ($3,000,000) forty five days from the date of a definitive agreement, which obligation has been secured by the pledge of a Gold Certificate for 10,601 Troy Ounces .9999 pure (the "Gold Certificate") issued by a Nevada Real Estate Trust (the "REIT") and Five Hundred Thousand Dollars ($500,000) per month thereafter until the entire purchase price has been paid.

    In order to preserve working capital, the Company has reduced the number of its employees, deferred or delayed the payment of certain accounts payable, and reduced operating and capital expenditures. To fund operations during the first nine months of fiscal 1999, the Company (i) issued 1,456,500 shares of its Common Stock for services and to settle certain accounts payable, (ii) issued 250,000 shares of its common stock in private transaction for aggregate proceeds of $297,500, (iii) issued 3,000,000 restricted shares of its common stock in connection with a potential acquisition, and (iv) received advances of $443,080 from a credit facility provided by the Company's Chairman.

    The Company's sources and uses for financing during 1999 and beyond will vary based upon a number of factors, some of which are outside the control of the Company. These factors include; the success of the Company in meeting its delivery requirements to MG Entertainment for the sale of up to 10,000 bingo machines; the potential sale of the El Rancho Property and receipt of proceeds therefrom (Note 2); the ultimate realization of other LVEN assets, and; potential legal and political issues. In addition, the Company's business plans may change based on changes in technology, new developments in the marketplace or unforeseen events which could require the Company to raise additional funds. The unavailability of additional funds under acceptable terms and conditions when needed could have a material adverse effect on the Company.

    The Company's significant operating losses and capital requirements raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments relating to the recoverability of the recorded assets or the classification of the liabilities that might be necessary should the Company not be able to continue as a going concern.

    Basis of Presentation - The accompanying unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-QSB. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the nine-month period ended July 31, 1999 are not necessarily indicative of the results that may be expected for the year ended October 31, 1999. The unaudited consolidated financial statements should be read in conjunction with the consolidated financial statements and footnotes thereto included in the Company's Form 10-KSB for the year ended October 31, 1998.

    Stock Split - On October 16, 1998, the stockholders of the Company ratified a one for twenty reverse stock split of the shares of the Company's Common Stock. All disclosures and applicable per share data have been retroactively restated to reflect this reverse split.

2.   INVESTMENT IN AND ADVANCES TO INTERNATIONAL THOROUGHBRED BREEDERS INC.

     On January 22, 1996, the Company sold the assets and liabilities of the El Rancho Hotel and Casino in Las Vegas, Nevada (the "El Rancho" or "the Property") to International Thoroughbred Breeders Inc. ("ITB") for consideration of $43,500,000. The purchase price included the issuance of an 8% promissory note in the principal amount of $10.5 Million. On May 22, 1997, the Company, ITB and its lender entered into certain agreements whereby LVEN converted the $10.5 Million into 2,093,868 restricted shares of ITB common stock.

     October 10, 1997, certain former or current directors of ITB filed an action against ITB and its other directors, the Company, the Company's Chairman and certain other individuals in the Delaware Court of Chancery. The plaintiffs sought, among other things, the recession of the issuance of the 2,093,068 shares of ITB common stock to LVEN. On July 2, 1998, the parties entered into a Stipulation and Agreement of Compromise, whereby all prior agreements between or among LVEN and ITB pursuant to which ITB issued to LVEN 2,093,868 shares of ITB Common Stock, were terminated and the Company returned all such shares to ITB for cancellation. Upon return of the shares on January 29, 1999, and in accordance with Financial Accounting Standards Board Statement No. 115, the Company recognized a $2,400,00 non-cash loss during the first quarter of 1999 that had previously been provided as a reduction in stockholders equity.

     Pursuant to the Stipulation and Agreement, the Company obtained various exclusive and non-exclusive rights for the period ending on April 19, 1999, (the "Escrow Period") to effect a sale or refinancing of ITB's non-operating El Rancho Hotel and Casino property in Las Vegas, Nevada, under the terms and conditions set forth in the Stipulation and Agreement, including the right of LVEN to receive certain excess sales proceeds. On April 19, 1999, the Escrow Period terminated without the Company having exercised its Disposition Rights, which Disposition Right thereby lapsed and expired.

     On August 16, 1999, the Company entered into a letter with Countryland USA, an unrelated party, and a prospective buyer of the former El Rancho Hotel & Casino property from ITB Corporation. The agreement provides that the Company, upon the successful acquisition by Countryland USA will receive certain compensation. The agreement between Countryland USA and ITB did not close as scheduled, and the parties are currently intervening to structure a closing time frame that meets all parties needs. If this transaction is not concluded, the Company will immediately issue an 8K and write off any remaining amount associated with the El Rancho property.

3.   ACCRUED OFFICERS SALARY AND BENEFIT

     As of October 31, 1998, Mr. Corazzi, the Chairman of the Board of the Company, agreed to terminate any past or future amounts due him under his retirement benefit in exchange for cash payment of $192,000 and the issuance of 85,000 registered shares of common stock of the Company. These shares were issued during the second fiscal quarter of 1999. The termination of the retirement plan resulted in a gain of $125,000 which is included in other income. Effective May 1, 1999 Mr. Corazzi agreed to cancel his LVCC employment contract for 205,000 shares of the Company's Common Stock. The termination of the employment contract with LVCC resulted in a charge of $205,000 which is included in general and administrative expenses.

     During the three months ended July 31, 1999, Mr. Corazzi was issued 300,000 shares of the Company's common stock and Mr. Carl Sambus, the Company's Chief Financial Officer was issued 100,000 shares of the Company's common stock as a bonus for consideration of various transactions secured for the Company. These shares have been valued at $450,000 and $150,000, respectively. A portion of these shares must be returned to the Company if the Company unwinds the transactions for any reason. In addition, all previous stock options given to Mr. Corazzi have been canceled. The

4.   LOAN PAYABLE, OFFICER

     The Chairman of the Board has committed to provide a credit line to fund working capital to fund operations. As of July 31, 1999, the Chairman has made advances of $443,080. The advances are unsecured with no formal terms of repayment.

5.   CAPITAL STOCK TRANSACTIONS

     During the nine months ended July 31, 1999, the Company issued 1,456,500 shares of its Common Stock in settlement for certain accounts payable. The shares were valued at $1,841,520, the value of the accounts payable settled or at the market price at the date of issuance (average price ranging from $1.00 to $4.40 per share). Included in these shares were 590,000 shares issued to the Chairman (Note 3) and177,000 shares issued to other officers and directors.

     During the nine months ended July 31, 1999, the Company sold, in private transactions, 250,000 shares of its Common Stock for aggregate proceeds of $297,500.

     The Company entered into an acquisition agreement whereby the company issued 3,000,000 restricted shares of its capital stock to each of six different trusts in contemplation of closing (Note 6). The shares have been valued at $3,000,000 and have been reflected as a deposit in the accompanying balance sheet until such time as the Company closes the transaction.

6.   OTHER MATTERS

     Pending Acquisition
     --------------------
     On April 27, 1999, Casino Co. Ltda. ("CCL"), a wholly-owned subsidiary of the Company, as buyer, and the principal shareholder (the "Seller") of Sulmatic ("Sulmatic") entered into a document entitled Sales Contract (the "Sales Contract"), pursuant to which CCL agreed to purchase from the Seller the Seller's one-half interest in Sulmatic for a purchase price of Five Million Five Hundred Thousand Dollars ($5,500,000). The remaining one-half interest in Sulmatic, subject to a final contract, would be owned by L. G. Cirsa, a manufacturer of gaming equipment.

     Sulmatic is a Brazilian corporation which currently operates approximately 500 electronic gaming machines throughout Brazil, and has stated that it intends to install an additional 500 machines by July 1, 1999. Under the terms of the Sales Contract, CCL is required to pay Three Million Dollars ($3,000,000) forty five days from the date of a definitive agreement, which obligation has been secured by the pledge of a Gold Certificate for 10,601 Troy Ounces .9999 pure (the "Gold Certificate") issued by a Nevada Trust (the "Trust") and Five Hundred Thousand Dollars ($500,000) per month thereafter until the entire purchase price has been paid. The closing of the Sulmatic acquisition is subject to, among other things, the completion of due diligence, the negotiation and execution of definitive documentation and the obtaining of any required regulatory approvals, and financing.

     In consideration of the pledge by the Trust of the Gold Certificate, and the assignment by Trust to the Company of certain bank guarantees in the aggregate face amount of Three Hundred Million Dollars ($300,000,000), the Company issued 3,000,000 shares of the Company's restricted common stock to six third party trusts. The shares have been valued at $3,000,000 and have been reflected as a deposit in the accompanying balance sheet until such time as the Company closes the transaction. In the event the transaction does not close, the Company would receive Gold Certificate which is currently valued at $3,000,000.

     Nasdaq Status
     --------------
     Based on information made available to the Company at the time of this filing, the transaction between Countryland USA and ITB Corporation (see
     Note 2) will be scheduled for a closing date prior to the end of the month and that the transaction between ITB Corporation and Countryland USA will be concluded. If the Company fails to conclude either this transaction or the pending acquisition of a 50% interest in Sulmatic, the Company may no longer meet the minimum net worth standards imposed by NASDAQ. If the Company is not successful in meeting its NASDAQ listing, all trading activity may be transferred to a bulletin board system until such time if any the Company is able to re-list with NASDAQ.

Item 10. Additional Information

      THIS TENDER OFFER IS CONTINGENT UPON THE PRIOR APPROVAL OF
       NEVADA GAMING REGULATORS, WHICH HAS NOT YET BEEN OBTAINED.
       UNTIL SUCH APPROVAL IS GIVEN, BIDDER IS UNDER NO OBLIGATION TO PURCHASE STOCK PURSUANT TO THIS TENDER OFFER.

Item 11. Material to be Filed as Exhibits

     (a) There is no tender offer material which is published, sent or given to security holders by or on behalf of the bidder in connection with the tender offer.

     (b) A copy of the Investment Agreement by and between Fred Cruz and Kari
         L. Cruz, each an "Investor", and Las Vegas Entertainment Network, Inc. together with U. S. Guarantee Corp.'s funding comittment in the sum of $400,000,000.00, are filed as Exhibits to this tender offer.

     (c) There are no contracts, arrangements, understandings or relationships referred to in Item 7 or 10 of this schedule.

     (d) There is no written opinion by legal counsel at bidder's request pertaining to the tax consequences of the tender offer.

     (e) No securities of the bidder are involved in the tender offer.

     (f) No oral solicitations are contemplated, nor are any written instructions to be given by any person associated with bidder in connection with the tender offer.

     (g) This Tender Offer shall expire 60 days from the date hereof (December 7, 1999) unless extended by a majority vote of the Bidder's Board of Directors, pursuant to a resolution adopted by said Board.

     (h) Security Holders who deposit their securities with the Transfer Agent, Continental Stock Transfer & Trust Company, 2 Broadway, New York, New York 10004 (who is the transfer agent for the subject company) will have 30 days after the expiration date (which will occur on January
         5, 2000) or the date upon which payment is sent to such Security Holder, whichever is earlier, within which period to withdraw their securities pursuant to Section 14(d)(5) of the Act and SEC Rule 14(d)
         (7), by notifying, in writing sent to the said transfer agent, that they withdraw said deposit of securities.

     (i) Payment for the transfer of shares pursuant to this Tender Offer will commence 30 days after the date upon which 80% 0f the subject company's stock has been received by the transfer agent agent, and will continue for a 30 day period thereafter for any shareholder who, for any reason, later decides to tender his/her shares.

     (j) This Tender Offer is for all of the issued and outstanding stock of the subject company; if less than 80% are tendered before the tender expiration date, the Board of Directors of the bidder will decide wether or not to consumate the purchase of any tendered shares.

                                  SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     October 8, 1999        JACKPOT ACQUISITION CORP.

                            By: /S/ Kenneth S. Scholl
                               Kenneth S. Scholl
                               President

Exhibit A


                     INVESTMENT AGREEMENT

     This Investment Agreement (this "Agreement") is made and entered into as of the 29th day of September, 1999, by and among Fred Cruz and Kari L. Cruz, husband and wife (each a "Investor" and collectively, "Investors"), on the one hand, and Las Vegas Entertainment Network, Inc., a Delaware corporation (the "Company"), on the other hand, with reference to the following facts and circumstances:

     WHEREAS, desire to invest in the Company, and the Company is willing to issue stock in the Company to Investors, upon and subject to the terms and conditions contained herein.

     NOW, THEREFORE, for and in consideration of the agreements and obligations herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Investors and the Company hereby agree as follows:

     .  Investment and Issuance; Closing.

     1.1 .. Subject to the terms and conditions set forth in this Agreement, the Company agrees to issue to Investors, and Investors agrees to accept and acquire from the Company, Twelve Million Two Hundred Thousand (12,200,000) shares (the "Shares") of the Company's common stock, par value $0.001 per share ("Common Stock"), for and in consideration of an investment in the Company (the "Investment") of One Hundred Ninety Million Dollars ($190,000,000). The Shares will have demand registration rights.

     1.2 .. The closing (the "Closing") of the investment provided for in Section 1.1 above shall take place as soon as practicable after the date hereof, but in no event later than September 31, 1999, unless extended by the Company. At the Closing, the Company shall issue and deliver to Investors certificates representing the Shares, one-half of which will be registered in the name of each Investor, against payment therefor by delivery to the Company of the Investment in immediately available funds.

     2. Prior Share Issuances. Investors and the Company hereby confirm and acknowledge that the investment provided for herein is in further consideration of the prior issuance to the Investor-affiliated entities identified on Exhibit "A" hereto of an aggregate of Three Million (3,000,000) shares of Common Stock, as provided and in accordance with the prior agreement by and between the Company and such entities.

     3.  Representations and Warranties of the Company.  The
Company represents and warrants to Investors as follows:


          3.1 The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. The Company has the corporate power to own its properties and to carry on its business as now being conducted and as proposed to be conducted and is duly qualified to do business and is in good standing in each jurisdiction in which the failure to be so qualified and in good standing would have a material adverse effect on its financial condition, results of operations, assets, business and/or prospects (a "Material Adverse Effect").

          3.2 The authorized capitalization of the Company consists of (i) Fifty Million (50,000,000) shares of Common Stock, and (ii) Thirty Million (30,000,000) shares of preferred stock, $.001 par value per share. All outstanding shares of Common Stock have been duly authorized, validly issued, fully paid and are nonassessable and free of any liens or encumbrances in favor of the Company and are not subject to preemptive rights or rights of first refusal created by statute, the Certificate of Incorporation or bylaws of the Company or any agreement to which the Company is a party or by which it is bound.

          3.3 The Company has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company. This Agreement has been duly executed and delivered by the Company and constitutes the valid and binding obligation of the Company enforceable against it in accordance with its terms, except that such enforceability may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting or relating to creditors rights generally, and is subject to general principles of equity. The execution and delivery of this Agreement do not, and the consummation of the transactions contemplated hereby will not, conflict with, or result in any violation of, or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation or acceleration of any material obligation or loss of a material benefit under (i) any provision of the certificate of incorporation or bylaws of the Company, as amended, or (ii) any material mortgage indenture, lease, contract or other agreement or instrument, permit, concession, franchise, license, judgement, order, decree, statue, law, ordinance, rule or regulation applicable to the Company or its properties or assets.

          3.4 The Company has made available to Investors a true and complete copy of each statement, report, and other document filed with the SEC by the Company since October 31, 1998, and, prior to the time of Closing, the Company will have furnished Investors with true and complete copies of any additional documents filed with the SEC by the Company prior to the time of Closing (collectively, the "Company SEC Documents"). In addition, the Company has made available to Investors all exhibits to the Company SEC Documents filed prior to the date hereof, and will promptly make available to Investors all exhibits to any additional Company SEC Documents filed prior to the time of Closing. All documents required to be filed as exhibits to the Company SEC Documents have been so filed, and all material contracts so filed as exhibits are in full force and effect, except those which have expired in accordance with their terms, and the Company is not in default thereunder. As of their respective filing dates, the Company SEC Documents complied in all material respects with the requirements of the Securities Exchange Act of 1934, as no documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading, except to the extent corrected by a subsequently filed Company SEC Document prior to the date hereof. The financial statements of the Company, including the notes thereto, included in the Company SEC Documents (the "Company Financial Statements") were complete and correct in all material respects as of their respective dates, complied as to form in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto as of their respective dates, and have been prepared in accordance with generally accepted accounting principles applied on a basis consistent throughout the periods indicated and consistent with each other (except as may be indicated in the notes thereto or, in the case of unaudited statements included in Quarterly Reports on Form 10-QSB, as permitted by Form 10-QSB of the SEC). The Company Financial Statements fairly present the consolidated financial condition and operating results of the Company at the dates and during the periods indicated therein (subject, in the case of unaudited statements, to normal, recurring year-end adjustments). There has been no change in the Company's accounting policies except as described in the notes to the Company Financial Statements.

          3.5 The Company has obtained each federal, state, county, local or foreign governmental consent, license, permit, grant, or other authorization of a Governmental Entity (i) pursuant to which the Company currently operates or holds any interest in any of its properties or (ii) that is required for the operation of the Company's business or the holding of any such interest {(i) and (ii) herein collectively called "Company Authorizations"}, and all of such Company Authorizations are in full force and effect, except where the failure to obtain or have any such Company Authorizations could not reasonably be expected to have a Material Adverse Effect.

          3.6 The Board of Directors of the Company has unanimously approved this Agreement.

          3.7 None of the representations or warranties made by the Company herein or in any certificate furnished by the Company pursuant to this Agreement, or the Company SEC Documents, or any written statement furnished to Investors pursuant hereto or in connection with the transactions contemplated hereby, when all such documents are read together in their entirety, contains or will contain at the Time of Closing to state any material fact necessary in order to make the statements contained herein or therein, in the light of the circumstances under which made, not misleading.

          3.8 All acts and conditions required by law on the part of the Company to authorize the execution and delivery of this Agreement by the Company and the transactions contemplated herein and the performance of all obligations of the Company hereunder have been duly performed and obtained, and this Agreement constitutes a valid and legally binding obligation of the Company, enforceable in accordance with its terms, subject, as to the enforcement of remedies, to applicable bankruptcy, insolvency, moratorium, reorganization or similar laws affecting creditors' rights generally, to general equitable principles and to limitations on the enforceability of indemnification provisions as applied to certain types of claims arising hereafter, if any, under the federal securities laws.

          3.9 The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby will not result in any violation or default of any provision of any instrument, judgment, order, writ, decree or contract to which the Company is a party or by which it is bound, or require any consent under or be in conflict with or constitute, with or without the passage of time and giving of notice, either a violation or default under any such provision.

          3.10 No consent, approval, order or authorization of or registration, qualification, designation, declaration or filing with, any federal, regional, state or local governmental authority of the United States on the part of the Company is required in connection with the consummation of the transactions contemplated by this Agreement, except for filings, if any, required pursuant to applicable federal and state securities laws, which filings will be made within the required statutory period.

          3.11 The Company has good title to the capital stock to be transferred pursuant to this Agreement, free and clear of any lien, pledge, security interest or other encumbrance (other than restrictions on transfer arising under applicable securities laws) and, upon delivery of the Shares at the Closing as provided for in this Agreement, the Investors will acquire good title thereto, free and clear of any lien, pledge, security interest or encumbrance (other than restrictions on transfer arising under applicable securities laws).

          3.12 The Company has delivered or will deliver to Investors at or prior to the Closing all Schedules and documents required to be delivered under this Agreement.

          3.13 Each of the foregoing representations and warranties shall be deemed to survive the Closing and shall be deemed expressly for the benefit of Investors.

     4.   Representations and Warranties of Investors.  Each
Investor represents and warrants to the Company as follows:

          4.1 Each Investor has all requisite power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by Investors and constitutes the valid and binding obligation of Investors enforceable against each of them in accordance with its terms, except that such enforceability may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting or relating to creditors rights generally, and is subject to general principles of equity. The execution and delivery of this Agreement by Investors does not, and the consummation of the transactions contemplated hereby will not, conflict with, or result in any violation of, or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation or acceleration of any material obligation or loss of any material benefit under any material mortgage indenture, lease, contract or other agreement or instrument, permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Investors or any of their respective properties or assets. No consent, approval, order or authorization of, or registration, declaration or filing with, any court, administrative agency or commission or other governmental authority or instrumentality ("Governmental Entity") is required by or with respect to Investors in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby.

          4.2 None of the representations or warranties made by Investors, or schedules, exhibits or certificates furnished by Investors pursuant to this Agreement or any written statement furnished to the Company pursuant hereto or in connection with the transactions contemplated hereby, when all such documents are read together in their entirety, contains or will contain at the time of Closing any untrue statement of a material fact, or omits or will omit at the time of Closing to state any material fact necessary in order to make the statements contained herein or therein, in the light of the circumstances under which made not misleading.

          4.3 Investors have fully provided the Company and the Company's legal counsel with all the information in Investors' possession that the Company has requested in connection with the transactions contemplated hereby. Nothing contained in this Agreement or in any schedule attached to this Agreement nor any certificate delivered pursuant hereto that, in any such case, has been or will be provided by or on behalf of Investors contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements made herein or therein not misleading in light of the circumstances under which they were made.

          4.4 (a) The Shares to be issued to Investors will be issued in a transaction exempt from registration under Section
4(2) of the Securities Act of 1933, as amended (the "Securities
Act").

          (b) Investors represent and warrant that they are acquiring the Shares for their own account, for investment and not with a view to, or for sale in connection with, any distribution of such Shares or any part thereof.

          (c) Investors represent and warrant that they are investors experienced in the evaluation of businesses similar to the Company, are able to fend for itself in the transactions contemplated by this Agreement, have such knowledge and experience in financial business matters as to be capable of evaluating the merits and risks of this investment, have had access to such information as is specified in Rule 502 promulgated under the Securities Act. Investors represent and warrant that, during the course of this transaction and prior to their investment in the Company, they have had the opportunity to ask questions of and receive answers from the Company concerning the terms and conditions of the transactions contemplated by this Agreement and to obtain any additional information necessary to verify the accuracy of the representations and warranties and other information contained in this Agreement. Investors confirm that all documents, records and books pertaining to its investment in the Company and requested by them have been made available or delivered to them.

          4.5 Investors agree that:

               (a) They will not, and are not permitted to, offer, sell, pledge, hypothecate, or otherwise dispose of the Shares unless such offer, sale, pledge, hypothecation or other disposition is (i) registered under the Securities Act, or (ii) such offer, sale, pledge, hypothecation or other disposition thereof does not violate the Securities Act, and

               (b) the certificates representing the Shares shall bear a legend stating in substance:

     THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES LAWS AND MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED UNLESS AND UNTIL REGISTERED UNDER SAID ACT AND SUCH LAWS, OR SUCH OFFER, SALE OR TRANSFER, PLEDGE OR HYPOTHECATION IS OTHERWISE EXEMPT FROM REGISTRATION UNDER SAID ACT AND SUCH LAWS.

          4.6 Each of the foregoing representations and warranties shall be deemed to survive the Closing and shall be deemed expressly for the benefit of the Company.

     5. Conditions to Obligations of Investors. The obligation of Investors to make the investment herein provided for is subject to the representations and warranties of the Company contained in Section 3 hereof being true and correct in all material respects on and as of the time of closing with the same effect as though such representations and warranties had been made on and as of the time of closing.

     6. Conditions to Obligations of the Company. The obligation of the Company to sell the Shares is subject to the representations and warranties of Investors contained in Section 4 hereof being true and correct in all material respects on and as of the time of closing with the same effect as though such representations and warranties had been made on and as of the time of closing.

     7. Amendment. No amendment or modification hereto, or waiver of the terms hereof, shall be valid unless in a writing executed by each of the parties hereto.

     8. Assignability. Neither this Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or Investors without the prior written consent of the other party, which consent shall not be unreasonably withheld.

     9. Applicable Law. This Agreement shall be construed and enforced in accordance with the laws of the State of Nevada, without regard to conflicts of laws principles.

     10. Section and Other Headings. The section and other headings contained in this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement.

     11. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, and all of which shall together constitute one and the same
Agreement.

     12. Notices. Any notice, request, demand or other communication given with reference to this Agreement shall be in writing and shall be delivered personally or sent by cable, telecopier, telex or certified or registered mail, and shall be deemed given when so delivered personally, cabled, telecopied or telexed or 48 hours after deposit in the United States Mail, postage paid and sent certified or registered mail, return receipt requested, correctly addressed as follows or to such other address as a party hereto may, from time to time, notify the other parties in accordance with the provisions of this
Section:

     To the Company:     Las Vegas Entertainment
                           Network, Inc.
                         1801 Century Park East
                         Suite 2300
                         Los Angeles, California 90067

     To Investors:       Dr. Fred Cruz
                         Kari L. Cruz
                         2205 Purple Majesty Court
                         Las Vegas, Nevada

     13. Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns.

     14. Severability. If any provision herein, or the application thereof to any circumstance, is found to be unenforceable, invalid or illegal, such provision shall be deemed deleted from this Agreement or not applicable to such circumstance, as the case may be, and the remainder of this Agreement shall not be affected or impaired thereby.

     15. Attorneys' Fees. If any action should arise among the parties hereto to enforce or interpret the provisions of this Agreement, the prevailing party in such action shall be reimbursed for all reasonable expenses incurred in connection with such action, including reasonable attorneys' fees.

     16. Integration. This Agreement expresses the entire agreement and understanding of the parties hereto with respect to the matters set forth herein and supersedes all prior agreements, arrangements and understandings among the parties hereto with respect to the matters set forth herein.

     17. Jurisdiction and Venue. Each party acknowledges that the only appropriate forums for any legal dispute arising under or in connection with this Agreement are, and each party hereby irrevocably submits itself to the personal jurisdiction of, the United States District Court for the Central District of California or the Superior Court of the State of California in and for the County of Los Angeles, and the parties consent and agree that such courts shall have sole jurisdiction over any matter arising under or in connection with this Agreement.

     18. Waivers. No waiver of any term, provision or condition of this Agreement, in any one or more instances, shall be deemed to be or construed as a further waiver of any such term, provision or condition or as a waiver of any other term, provision or condition.

     19. Pronouns and Number. When the context so requires, the masculine shall include the feminine and neuter, the singular shall include the plural and conversely.

     20. Certain Terms. As used herein, the term "person" means any individual or natural person, or any corporation, trust, governmental agency or body or any other legal entity, whether acting for himself, herself or itself or in a fiduciary or other capacity; the terms "hereof," "herein," "hereby," and "hereunder" refer to this Agreement in its entirety and not solely to the particular provisions in which they may appear.

     21. Injunctive Relief and Specific Performance. In the event of a breach, or a threatened or attempted breach, of any provision of this Agreement by any party hereto, the other party shall, in addition to all other remedies, be entitled to a temporary or permanent injunction restraining such breach, or threatened or attempted breach, without the necessity of showing actual damages, and to a decree for the specific performance of this Agreement. No bond or other security shall be required of the party requesting such injunctive relief or specific performance.

     22. Expenses. Except as otherwise provided herein, each party shall separately bear its own expenses incurred in connection with this Agreement and the transactions contemplated hereby.

     23. Further Assistance. The parties hereto agree to execute any and all such further agreements, instruments or documents, and to take any and all such further action, as may be necessary or desirable to carry into effect the purpose and intent of this Agreement.

     IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

                              Las Vegas Entertainment Network,
                                Inc., a Delaware corporation

                                By:  /S/ Joseph Corazzi
                                         Joseph Corazzi

                                /S/ Fred Cruz
                                    Dr. Fred Cruz

                                /S/ Kari L. Cruz
                                    Kari L. Cruz


                          Exhibit "A"

Rick Eriksen Family Trust - 500,000 shares

Federico Cruz II Family Trust - 500,000 shares

Ronald F. Cruz Family Trust - 500,000 shares

Melvin Gary Cruz Family Trust - 500,000 shares

Federico Cruz Cordero Family Trust - 500,000 shares

Dr. Fred Cruz Family Trust - 500,000 shares




Exhibit B

U.S. GUARANTEE CORP.

July 28, 1999

Via facsimile:702-240-4345

Dr. Fred Cruz
Countryland Wellness Internet Network Trust
2205 Purple Majesty Court
Las Vegas, Nevada 891 17-2747

Re: Funding

Dear Dr. Cruz:

The following are terms, conditions, and procedures by which we can complete this transaction with your assistance:

Face amount:       $100 million USD (one hundred million USD)
                   ($400 million USD in aggregate total)

Maturity date:     March 2000 (approximately)

Kind of bank instrument: Four bank guarantees

Bank:              B.N.I. Bank
                   Indonesia

Conditional upon the establishment to the satisfaction of our designated bank that the instruments are:

  Free and clear of liens, hypothecation, and encumbrances.

  Enforceable under the laws of the United States of America.

  Instruments collectible end payable at the counters of the B.N.I. Bank in New York, NY, USA.

  B.N.I. Bank, New York, NY, USA will accept instruments at maturity with full bank responsibility (as per s.w.i.f.t.).

  Freely assignable without notification and without conditions.

  Instruments backed by clean US funds clear of any criminal origin.

Terms of Transfer of Instruments:

Instruments shall be transferred to US Guarantee Corporation or its designee through an assignment of ownership that is recognized by issuing bank (B.N.I.
Bank) and acceptable to the paying bank.

USGC shall guarantee through cash instruments or something acceptable to Dr. Cruz, the additional payments of $330 million over the scheduled term.

Payments to Dr. Cruz:

Total of payments will be $400,000,000.00 USD (four hundred million USD). Payments are to be as follows:

    $70,000,000.00 USD (seventy million USD) to be paid to Cruz within 5 business days of the delivery of the instruments by corporate invoice, in the prescribed form and condition.

    $75,000,000.00 USD (seventy-five million USD) to be paid within 30 days of first payment.

    $75,000,000.00 USD (seventy-five million USD to be paid within 60 days of first payment.

    $80,000,000.00 USD (eighty million USD) to be paid within 90 days of the first payment.

    $100,000,000.00 USD (one hundred million USD) to be paid within 120 of the first payment.

If this is acceptable, we will provide you with SWIFT instructions.

You may S.W.I.F.T. to the following account subject to our right to designate another bank after we formally document this proposal.

Acct. Name:  US Guarantee Corp.
Bank:    Western Security Bank
ABA #:   122105184
Acct. #: 6355101027
SWIFT #  West Sec Scotts
Acct. Officer: Kate Shumate
Phone #: 480-947-9888
Address: 7401 E. Camelback Rd.
         Scottsdale, AZ 85251
Fax #:   480-990-0443

Best regards,

/S/ Alvin A. Tang
Alvin A. Tang
Chief Operating Officer


I hereby accept the terms and conditions of this agreement.

 /S/ Fred Cruz              7-28-99
Dr. Fred Cruz                Date